UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Tidewater Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88642R 10 9

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88642R 10 9

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,937,538
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,937,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,937,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 88642R 10 9

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		703 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,937,538
PERSON WITH	9	SOLE DISPOSITIVE POWER

703 (1)
	10	SHARED DISPOSITIVE POWER

1,937,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,938,241 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

HC

_________

(1)       Includes 644 Shares underlying Warrants.

3

CUSIP No. 88642R 10 9

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 39,231,039 Shares outstanding as of November 4, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 21, 2019.

As of the close of business on December 30, 2019, each of Raging Capital and William C. Martin may be deemed to beneficially own 1,937,538 Shares held directly by RC GLF by virtue of their relationships with RC GLF discussed in further detail in Item 2 of Schedule 13D, constituting approximately 4.9% of the Shares outstanding.

As of the close of business on December 30, 2019, William C. Martin may be deemed to beneficially own an additional 59 Shares and 644 Shares underlying Warrants held directly by him, which, together with the 1,937,538 Shares held directly by RC GLF that he may also be deemed to beneficially own, constitute approximately 4.9% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own. Without limiting the foregoing sentence, each of RC GLF and the Raging Funds specifically disclaims beneficial ownership of the securities of the Issuer held or previously held by it by virtue of its inability to vote or dispose of such securities as a result of the LPA or IMA, as applicable.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by RC GLF.

William C. Martin has the sole power to vote and dispose of the Shares he directly owns.

(c)       Schedule B annexed hereto lists all transactions in the securities of the Issuer during the past 60 days by the Reporting Persons. All of such transactions were effected in the open market.

(e)       As of December 27, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

4

CUSIP No. 88642R 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2019	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

5

CUSIP No. 88642R 10 9

SCHEDULE B

Transactions in the Securities During the Past 60 Days

Class of Security	Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RC GLF 1, LP

Common Stock	4,236	14.7193	11/12/2019
Common Stock	21,915	14.6355	11/12/2019
Common Stock	3,864	14.7193	11/12/2019
Common Stock	19,985	14.6355	11/12/2019
Common Stock	5,230	13.9779	11/22/2019
Common Stock	4,770	13.9779	11/22/2019
Common Stock	2,092	14.4668	11/25/2019
Common Stock	1,908	14.4668	11/25/2019
Common Stock	4,888	14.2990	12/03/2019
Common Stock	4,455	14.2990	12/03/2019
Common Stock	(2,650)	16.0150	12/06/2019
Common Stock	(1,468)	15.9704	12/06/2019
Common Stock	(2,413)	16.0150	12/06/2019
Common Stock	(1,339)	15.9704	12/06/2019
Common Stock	463	15.3000	12/10/2019
Common Stock	(463)	15.3000	12/10/2019
Common Stock	(10,464)	17.0544	12/12/2019
Common Stock	(9,536)	17.0544	12/12/2019
Common Stock	(5,232)	17.0288	12/13/2019
Common Stock	(4,768)	17.0288	12/13/2019
Common Stock	(5,232)	17.3049	12/16/2019
Common Stock	(4,768)	17.3049	12/16/2019
Common Stock	(2,093)	17.4600	12/17/2019
Common Stock	(1,907)	17.4600	12/17/2019
Common Stock	(10,464)	17.7764	12/18/2019
Common Stock	(9,536)	17.7764	12/18/2019
Common Stock	(16,112)	18.4414	12/19/2019
Common Stock	(14,680)	18.4414	12/19/2019
Common Stock	(13,081)	18.6702	12/20/2019
Common Stock	(11,919)	18.6702	12/20/2019
Common Stock	(13,761)	18.8979	12/23/2019
Common Stock	(12,539)	18.8979	12/23/2019
Common Stock	(13,081)	19.1355	12/24/2019

CUSIP No. 88642R 10 9

Common Stock	(11,919)	19.1355	12/24/2019
Common Stock	(3,924)	19.2250	12/26/2019
Common Stock	(4,429)	19.3655	12/26/2019
Common Stock	(3,576)	19.2250	12/26/2019
Common Stock	(4,035)	19.3655	12/26/2019
Common Stock	(5,232)	19.2481	12/27/2019
Common Stock	(2,616)	19.1750	12/27/2019
Common Stock	(4,768)	19.2481	12/27/2019
Common Stock	(2,384)	19.1750	12/27/2019
Common Stock	(8,181)	19.4130	12/30/2019
Common Stock	(8,978)	19.4130	12/30/2019
Common Stock	(2,384)	19.3800	12/30/2019
Common Stock	(2,616)	19.3800	12/30/2019

RAGING CAPITAL OFFSHORE FUND, LTD.

Warrants	(21,505)	0.3776	12/19/2019
Warrants	(38,306)	0.1608	12/20/2019

Raging Capital Fund (QP), LP

Warrants	(23,600)	0.3776	12/19/2019
Warrants	(66,489)	0.1608	12/20/2019